Exhibit 10.2

TAX MATTERS AGREEMENT

This Tax Matters Agreement (the “Agreement”) is entered into as of April 24, 2015, by and among WINDSTREAM HOLDINGS, INC., a Delaware corporation (“WHI”), WINDSTREAM SERVICES, LLC, a Delaware limited liability company that is directly wholly-owned by WHI (“Windstream”), and COMMUNICATIONS SALES & LEASING, INC., a Maryland corporation and currently a direct, wholly-owned subsidiary of Windstream (“CS&L”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Separation and Distribution Agreement by and among WHI, Windstream and CS&L dated March 26, 2015 (the “Separation and Distribution Agreement”).

RECITALS

WHEREAS, as of the date hereof, WHI is the common parent of an affiliated group of domestic corporations within the meaning of section 1504(a) of the Code, and the members of the affiliated group have heretofore joined in filing consolidated federal income Tax Returns;

WHEREAS, the Parties have entered into the Separation and Distribution Agreement, pursuant to which, Windstream and its Subsidiaries will transfer the Assigned Assets to CS&L and its Subsidiaries in actual or constructive exchange for (i) the assumption or incurrence, as applicable, by CS&L and certain of its Subsidiaries of the Assumed Liabilities (as hereinafter defined), (ii) the issuance by CS&L to Windstream of all of the outstanding shares of the common stock, par value $0.0001 per share, of CS&L (the “CS&L Common Stock”), (iii) the transfer by CS&L, directly or indirectly, to Windstream of the Cash Payment, and (iv) the transfer by CS&L, directly or indirectly, to Windstream of certain debt securities to be jointly issued CS&L and CSL Capital, LLC, a Delaware limited liability company that is disregarded as separate from CS&L for U.S. federal income tax purposes, as part of the Financing Arrangements (collectively, the “CS&L Debt Securities”), all as more fully described in the Transaction Agreements (together with certain related transactions, the “Reorganization”);

WHEREAS, in advance of the Reorganization, WHI, Windstream and its Subsidiaries intend to undertake (or have already undertaken) certain internal reorganization steps as more fully described in the Separation and Distribution Agreement (the “Internal Reorganization”);

WHEREAS, following the Internal Reorganization and the Reorganization, Windstream intends to effect a distribution to WHI of all of the outstanding shares of CS&L Common Stock (the “Internal Distribution”) and WHI intends to effect a distribution (the “External Distribution” and, together with the Internal Distribution, the “Distributions”) to the holders of the outstanding shares of common stock, par value $0.0001 per share, of WHI (the “WHI Common Stock”), on a pro rata basis, of at least 80 percent of the CS&L Common Stock so that, following the External Distribution, WHI and CS&L will be two independent, publicly traded companies with Windstream temporarily retaining a passive ownership interest of no more than 20 percent of the CS&L Common Stock pending its opportunistic use of the CS&L Common Stock pursuant to the plan that includes the Reorganization and Distributions, subject to market conditions, to retire debt (the “Debt-for-Equity Exchange”);

WHEREAS, pursuant to the Exchange Agreement, dated as of April 16, 2015, among Windstream, Bank of America, N.A. and JPMorgan Chase Bank, N.A., in its individual capacity and as Administrative Agent (as defined therein), on the Distribution Date, Windstream expects to effect the exchange of the CS&L Debt Securities for outstanding debt obligations of Windstream (the “Debt Exchange”);

WHEREAS, the Parties intend that the Reorganization, together with the Distributions, the Debt Exchange, and the Debt-for-Equity Exchange, qualify as a tax-free reorganization under sections 368 and 355 of the Code and that the Separation and Distribution Agreement constitute a “plan of reorganization” within the meaning of sections 361 and 368 of the Code; and

WHEREAS, in connection with the Reorganization, Distributions, and Debt Exchange, the Parties desire to enter into this Agreement to provide for certain Tax matters, including the assignment of responsibility for the preparation and filing of Tax Returns, the payment of and indemnification for Taxes, entitlement to refunds of Taxes, and the prosecution and defense of any Tax Contest.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 General. As used in this Agreement, the following terms shall have the following meanings:

“Action” means any demand, action, claim, suit, countersuit, litigation, arbitration, prosecution, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court, grand jury or other Governmental Authority or any arbitrator or arbitration panel.

“Agreement” shall have the meaning specified in the preamble.

“Affiliate” shall have the meaning specified in the Separation and Distribution Agreement.

“Assigned Assets” shall have the meaning specified in the Separation and Distribution Agreement.

“Assumed Liabilities” shall have the meaning specified in the Separation and Distribution Agreement.

“Business Day” or “Business Days” shall mean any day except a Saturday, Sunday or a day on which a commercial bank in New York, New York is authorized or required to close.

“Cash Payment” shall have the meaning specified in the Separation and Distribution Agreement.

“Closing-of-the-Books Method” shall mean the apportionment of items between portions of a Taxable period (i) in the case of any Tax based upon or related to income, gains, receipts, gross margins, employment, sales, use, or other Taxes imposed on a non-periodic basis, pursuant to an interim closing-of-the-books as of the end of the Distribution Date, and (ii) in the case of property, ad valorem and other Taxes imposed on a periodic basis, on the basis of elapsed days during the relevant portion of the Taxable period.

“Code” shall have the meaning specified in the Separation and Distribution Agreement.

“Consumer CLEC Business” shall have the meaning specified in the Ruling Request.

“CS&L” shall have the meaning specified in the recitals.

“CS&L Common Stock” shall have the meaning specified in the recitals.

“CS&L Group” shall mean CS&L and its Subsidiaries, including any corporations that would be members of an affiliated group if they were includible corporations under Code Section 1504(b) (in each case, including any successors thereof), but excluding any entity that is a member of the WHI Group.

“CS&L Opinion” shall mean the written opinion of WHI’s tax counsel, addressed to CS&L and dated as of the Distribution Date, in form and substance reasonably satisfactory to CS&L, to the effect that CS&L has been organized in conformity with the requirements for qualification as a REIT under the Code and that its proposed method of operation will enable it meet the requirements for qualification and Taxation as a REIT under the Code.

“Debt-for-Equity Exchange” shall have the meaning specified in the recitals.

“Debt Exchange” shall have the meaning specified in the recitals.

“Dispute” shall have the meaning specified in Section 2.10.

“Dispute Date” shall have the meaning specified in Section 2.10.

“Disqualifying Action” shall mean any action, including entering into any agreement, understanding or arrangement or any substantial negotiations with respect to any transaction or series of transactions, or the failure to take any action expressly required pursuant to this Agreement, the Separation and Distribution Agreement or the Tax Materials (for the avoidance of doubt, including any such action or failure to take action that is pursuant to any plan, agreement, understanding or arrangement existing in whole or in part prior to the Distribution Date), that would, in each case, cause a

Distribution Disqualification to occur; provided, however, that the term “Disqualifying Action” shall not include any action described in or contemplated by the Transaction Agreements and Tax Materials, in each case, to the extent such action does not constitute a breach of any representation, warranty or covenant in any of the Transaction Agreements or Tax Materials.

“Distributions” shall have the meaning specified in the recitals.

“Distribution Date” shall have the meaning specified in the Separation and Distribution Agreement.

“Distribution Disqualification” shall mean that (i) the Reorganization, taken together with the Distributions, the Debt Exchange and the Debt-for-Equity Exchange, fails to qualify as a tax-free reorganization under section 368(a)(1)(D) of the Code; (ii) the External Distribution fails to qualify as a distribution of the CS&L Common Stock pursuant to section 355 of the Code, pursuant to which no gain or loss is recognized for federal income tax purposes by any of WHI, Windstream, CS&L, or the holders of the WHI Common Stock, except to the extent of cash received in lieu of fractional shares; (iii) the Debt Exchange or the Debt-for-Equity Exchange fails to constitute a transfer of qualified property to Windstream’s creditors in connection with the reorganization within the meaning of section 361(c)(3) of the Code, (iv) the Cash Payment fails to qualify as money transferred to creditors or distributed to shareholders in connection with the reorganization within the meaning of section 361(b)(1) of the Code, but only to the extent that the Cash Payment does not exceed Windstream’s tax basis in the CS&L Common Stock immediately prior to the Cash Payment and Windstream distributes the Cash Payment to its creditors or shareholders in connection with the Reorganization and Internal Distribution, and/or (v) certain of the Internal Reorganization transactions fail to qualify for the tax-free status described in the WHI Opinion or the Ruling.

“Distribution Taxes” shall mean all Taxes (other than Transfer Taxes), as determined by a Final Determination, resulting from the Internal Reorganization, the Reorganization, the Distributions and the Debt Exchange (other than any Taxes arising in respect of an intercompany transaction pursuant to Section 1.1502-13 of the Treasury Regulations or an excess loss account pursuant to Section 1.1502-19 of the Treasury Regulations, unless such Taxes would not have arisen absent a Distribution Disqualification).

“Final Determination” shall mean the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for a taxable period, (i) by an acceptance on an IRS Form 870 or 870-AD (or any successor forms thereto), or by a comparable form or agreement pursuant to the laws of a state, local, or non-United States taxing jurisdiction, except that acceptance on an IRS Form 870 or 870-AD or comparable form or agreement will not constitute a Final Determination to the extent that such form or agreement reserves (whether by its terms or by operation of Law) the right of the taxpayer to file a claim for refund or the right of the Taxing Authority to assert a further deficiency in respect of such issue or adjustment or for such taxable period (as the case may be); (ii) by a decision, judgment, decree, or other order of a court of competent jurisdiction which is or has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise pursuant to sections 7121 or 7122 of the Code, or a comparable agreement pursuant to the laws of a state, local, or non-United States jurisdiction; (iv) by any allowance of a refund or credit in respect of an overpayment of a Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) or, where such periods are undefined or indefinite, in accordance with ordinary course limitation periods, by the jurisdiction imposing such Tax; (v) by a final settlement resulting from a treaty-based competent authority determination; or (vi) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the Parties.

“Governmental Authority” shall have the meaning specified in the Separation and Distribution Agreement.

“Internal Reorganization” shall have the meaning specified in the recitals.

“IRS” shall mean the Internal Revenue Service.

“Operating Partnership” shall mean CSL National, L.P., a Delaware limited partnership.

“Party” shall mean any of WHI, Windstream, or CS&L, as the context may require.

“Person” shall have the meaning specified in the Separation and Distribution Agreement.

“Post-Closing Period” shall mean any Taxable year or other Taxable period beginning after the Distribution Date and, in the case of any Straddle Period, that part of the Straddle Period that begins at the beginning of the day after the Distribution Date.

“Potential Disqualifying Action” shall mean any action (including entering into any agreement, understanding or arrangement or any substantial negotiations with respect to any transaction or series of transactions) that would be reasonably likely to cause a Distribution Disqualification to occur, including any action that would be inconsistent with any representation or covenant made in this Agreement, the Separation and Distribution Agreement, or the Tax Materials.

“Pre-Closing Period” shall mean any Taxable year or other Taxable period that ends on or before the Distribution Date and, in the case of any Straddle Period, that part of the Straddle Period that ends at the end of the Distribution Date.

“REIT” shall have the meaning specified in Section 3.2(f).

“Reorganization” shall have the meaning specified in the recitals.

“Responsible Party” shall mean, with respect to any Tax Return, the Party having responsibility for preparing and filing such Tax Return pursuant to this Agreement.

“Restricted Period” shall mean the two (2) year period commencing on the Distribution Date.

“Ruling” shall mean the IRS Private Letter Ruling, dated July 16, 2014, issued to Windstream.

“Ruling Request” shall mean the request for rulings submitted by Windstream to the IRS in connection with the Ruling, including all appendices, attachments and exhibits thereto and all supplemental submissions and correspondence submitted by Windstream in connection with such request for rulings.

“Straddle Period” shall mean any Taxable period commencing on or prior to, and ending after, the Distribution Date.

“Subsidiary” shall have the meaning specified in the Separation and Distribution Agreement.

“Tax” (and, with correlative meaning, “Taxable”) shall mean (i) any and all U.S. federal, state, local and foreign taxes, including income, alternative or add-on minimum, gross receipts, profits, lease, service, service use, wage, employment, workers compensation, business occupation, environmental, estimated, excise, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, withholding, social security, unemployment, disability, ad valorem, capital stock, paid in capital, recording, registration, property, real property gains, value added, business license, custom duties and other taxes, charges, fees, levies, imposts, duties or assessments of any kind whatsoever, imposed or required to be withheld by any Taxing Authority, including any interest, additions to Tax or penalties applicable or related thereto, and (ii) any liability for the Taxes of any Person under section 1.1502-6 of the Treasury Regulations (or similar provision of state or local law).

“Tax Advisor” shall mean tax counsel of recognized national standing with experience in the tax area involved in the Dispute.

“Tax Attributes” shall mean net operating losses, capital losses, investment tax credit carryovers, earnings and profits, foreign tax credit carryovers, overall domestic losses, overall foreign losses, dual consolidated losses, previously taxed income, separate limitation losses and any other losses, deductions, credits or other comparable items that could affect a Tax liability for a past or future Taxable period.

“Tax Certificates” shall mean the certificates, in customary form, of officers of the Parties that will be provided to WHI’s tax counsel in connection with the WHI Opinion and the CS&L Opinion.

“Tax Contest” shall mean any audit, review, examination, dispute, suit, action, proposed assessment, or other administrative or judicial proceeding with respect to Taxes.

“Tax-Free Status of the Transactions” shall mean the tax-free treatment accorded to certain of the Internal Reorganization transactions, the Reorganization, the Distributions and the Debt Exchange as described in the Ruling and the WHI Opinion.

“Tax Materials” shall mean (A) the Ruling Request, (B) the Ruling, (C) the Tax Opinions, (D) the Tax Certificates, and (E) any other materials delivered or deliverable in connection with the issuance of the Ruling and the rendering of the Tax Opinions as memorialized in the Closing Memorandum.

“Tax Opinions” shall mean the CS&L Opinion and the WHI Opinion.

“Tax Return” shall mean any return, report, certificate, form or similar statement or document (including any attachments thereto and any information return, amended tax return, claim for refund or declaration of estimated tax) supplied to or filed with, or required to be supplied to or filed with, a Taxing Authority, or any bill for or notice related to ad valorem or other similar Taxes received from a Taxing Authority, in each case, in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxing Authority” shall mean any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Transaction Agreements” shall have the meaning specified in the Separation and Distribution Agreement.

“Transfer Taxes” shall mean all sales, use, privilege, transfer, documentary, stamp, recording, and similar Taxes and fees (including any penalties, interest or additions thereto) imposed upon any Party in connection with the Internal Reorganization, the Reorganization and the Distributions.

“Unqualified Tax Opinion” shall mean an unqualified opinion of nationally recognized tax counsel on which WHI and CS&L may rely to the effect that an action or transaction (including a Potential Disqualifying Action) will not alter any of the conclusions regarding the Tax-Free Status of the Transactions. Any such opinion must assume that the Internal Reorganization, Reorganization, Distributions, and Debt Exchange, and any transaction associated therewith would have been tax-free, or would have had the tax treatment described in the WHI Opinion or the Ruling, if such action or transaction did not occur.

“WHI Action” shall mean (i) any transaction with respect to the stock or assets of WHI or its Subsidiaries that occurs after the Distribution Date, (ii) any failure by WHI or Windstream after the Distribution Date to maintain its status as a company engaged in the conduct of an active trade or business or (iii) (x) the failure of any representation made by WHI or its Subsidiaries in connection with the Ruling or the WHI Opinion or any subsequent ruling or opinion in connection with the Distributions, in each case with respect to WHI or its Subsidiaries or the businesses conducted by WHI or its Subsidiaries or the plans, proposals, intentions and policies of WHI after the Distribution Date, to have been true and correct in all material respects when made, or (y) the failure by WHI or its Subsidiaries to comply with any covenant made by WHI in connection with the Ruling or the WHI Opinion or any subsequent ruling or opinion in connection with the Distributions.

“WHI Common Stock” shall have the meaning specified in the recitals.

“WHI Group” shall mean WHI and its Subsidiaries, including any corporations that would be members of an affiliated group if they were includible corporations under Code Section 1504(b) (in each case, including any successors thereof), but excluding any entity that is a member of the CS&L Group.

“WHI Opinion” shall mean the written opinion of WHI’s tax counsel, addressed to WHI and dated as of the Distribution Date, with respect to certain Tax aspects of the Internal Reorganization, the Reorganization, the Distributions and Debt Exchange.

Section 1.2 References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The word “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, such Agreement. Unless the context otherwise requires, the words “hereof”, “hereby”, and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement.

ARTICLE II

TAX RETURNS AND TAX PAYMENTS

Section 2.1 Obligations to File Tax Returns.

(a) WHI will have the sole and exclusive responsibility for the preparation and filing of all Tax Returns that any member of the WHI Group is obligated to file, including for this purpose those Tax Returns that include any member of the CS&L Group for any Pre-Closing Period or any Straddle Period. CS&L, on behalf of each member of the CS&L Group, hereby irrevocably authorizes and designates WHI as its agent, coordinator and administrator for the purpose of taking any and all actions necessary to the filing of any such Tax Return and for the purpose of making payments to, or collecting refunds from, any Taxing Authority in respect of any such Tax Return. Except as otherwise provided herein, WHI shall have the exclusive right to file, prosecute, compromise or settle any claim for refund for Taxes in respect of a Tax Return for which WHI bears responsibility under this Section 2.1(a) and to determine whether any refunds of such Taxes to which the WHI Group may be entitled shall be received by way of refund or credit against the Tax liability of the WHI Group.

(b) Except as provided herein, CS&L shall have the sole and exclusive responsibility for the preparation of all Tax Returns that include any member of the CS&L Group for any Post-Closing Period. Except as otherwise provided herein, CS&L shall have the exclusive right to file, prosecute, compromise or settle any claim for refund for Taxes in respect of a Tax Return for which CS&L bears responsibility under this Section 2.1(b) and to determine whether any refunds of such Taxes to which the CS&L Group may be entitled shall be received by way of refund or credit against the Tax liability of the CS&L Group.

(c) To the extent permitted by law or administrative practice in any jurisdiction in which Tax Returns that include any member of the CS&L Group are filed, the Parties shall cause the current Taxable period of such member of the CS&L Group to end at the end of the Distribution Date.

(d) WHI shall have the sole and exclusive responsibility for the preparation and filing of all Tax Returns that include any member of the CS&L Group for any Straddle Period. No later than twenty (20) Business Days prior to the date on which any such Straddle Period Tax Return is required to be filed (taking into account any valid extensions), WHI shall submit or cause to be submitted to CS&L a draft of such Straddle Period Tax Return for CS&L’s review. WHI shall make or cause to be made any and all changes to such Tax Return reasonably requested by CS&L, to the extent that such changes do not materially increase the amount of Tax for which WHI is responsible hereunder and shall consider, in good faith, other changes reasonably requested by CS&L; provided, however, that CS&L must submit to WHI its proposed changes to such Tax Return in writing within ten (10) Business Days of receiving such Tax Return.

Section 2.2 Manner of Preparation.

(a) Unless and until there has been a Final Determination to the contrary, all Tax Returns of or that include CS&L, WHI, or any of their respective Subsidiaries shall be prepared in a manner that is consistent with the Tax Materials. In addition, to the extent permitted by law, unless and until there has been a Final Determination to the contrary, all Tax Returns of any member of the CS&L Group prepared pursuant to Section 2.1(a) or Section 2.1(d) shall be prepared in a manner that is otherwise consistent with past practices of WHI, CS&L, and their respective Subsidiaries.

(b) To the extent a Party takes a position on an income Tax Return prepared pursuant to Section 2.1 that is reasonably expected to materially increase the Tax liability of the other Party and there is no past practice of WHI, CS&L or their respective Subsidiaries with respect to such position, the preparing Party shall provide such income Tax Return to the other Party for its review and comment at least twenty (20) Business Days prior to the date on which such income Tax Return is required to be filed (taking into account any valid extensions). The preparing Party shall make or cause to be made any and all changes to such Tax Return reasonably requested by the other Party, provided, however, that the other Party must submit to the preparing Party its proposed changes to such Tax Return in writing within ten (10) Business Days of receiving such Tax Return. To the extent the Parties disagree with respect to the position, the Parties shall negotiate in good faith to resolve such dispute. If the Parties are unable to resolve the dispute, such dispute shall be resolved pursuant to the terms of Section 2.10 of this Agreement.

Section 2.3 Obligation to Remit Taxes. Except as otherwise provided herein, WHI and CS&L shall each remit or cause to be remitted to the applicable Taxing Authority any Taxes due in respect of any Tax Return that it is required to file hereunder (or, in the case of a Tax for which no Tax Return is required to be filed, which is otherwise payable by it or its Subsidiaries to any Taxing Authority) and shall be entitled to reimbursement for such payments from the other Party to the extent provided herein; provided, however, that in the case of any Tax Return, the Party not required to file such Tax Return shall remit to the Party required to file such Tax Return in immediately available funds the amount of any Taxes reflected on such Tax Return for which the former Party is responsible hereunder at least two (2) Business Days before payment of the relevant amount is due to a Taxing Authority.

Section 2.4 Allocation of and Indemnification for Taxes.

(a) Indemnification by WHI. WHI shall pay or cause to be paid, shall be responsible for, and shall indemnify and hold harmless CS&L from and against, (i) all Taxes (other than Distribution Taxes) of the WHI Group for any period, (ii) all Taxes (other than Distribution Taxes) of the WHI Group and the CS&L Group for any Pre-Closing Period, and (iii) all Distribution Taxes, except to the extent that such Taxes are subject to indemnification by CS&L pursuant to Section 2.4(b)(ii).

(b) Indemnification by CS&L.

(i) CS&L shall pay or cause to be paid, shall be responsible for, and shall indemnify and hold harmless WHI from and against all Taxes (other than Distribution Taxes) of the CS&L Group, or that otherwise relate to the Assigned Assets or Assumed Liabilities, for any Post-Closing Period (except for Taxes for which WHI is responsible pursuant to Section 2.4(a)(i)).

(ii) Notwithstanding any other provision of this Agreement to the contrary, if there is a Final Determination that a Distribution Disqualification has occurred, then, to the extent that the Distribution Disqualification results from any Disqualifying Action taken after the Distribution Date by CS&L or any other member of the CS&L Group, CS&L shall indemnify, defend and hold harmless the WHI Group from and against any and all (A) Distribution Taxes, (B) accounting, legal and other professional fees and court costs incurred in connection with such Taxes (other than such costs incurred in the joint defense of a Third-Party Claim, which costs are subject to Section 5.4 below) and (C) Taxes resulting from indemnification payments hereunder incurred by the WHI Group. Notwithstanding any other provision of this Agreement to the contrary, the liability of CS&L pursuant to this Section 2.4(b)(ii), subject to the limitations contained in Section 2.4(c), shall be the sole and exclusive basis for any remedy of WHI and its Affiliates for any matter (including any breach of representation or covenant) related to a Distribution Disqualification or any Distribution Taxes.

(c) Straddle Period Taxes. In the case of Taxes (other than Distribution Taxes) that are attributable to a Straddle Period, such Taxes shall be allocated between the portion of the Straddle Period that is a Pre-Closing Period and the portion of the Straddle Period that is a Post-Closing Period based on a Closing of the Books Method.

Section 2.5 Transfer Taxes. WHI and CS&L shall each bear fifty percent of any Transfer Taxes.

Section 2.6 Refunds. CS&L shall be entitled to any refund of or credit for Taxes for which CS&L is responsible under this Agreement, and WHI shall be entitled to any refund of or credit for Taxes for which WHI is responsible under this Agreement. Refunds for any Straddle Period shall be equitably apportioned between WHI and CS&L in accordance with the provisions of this Agreement governing the Taxes with respect to such periods. A Party receiving a refund to which the other Party is entitled pursuant to this Agreement shall pay the amount to which such other Party is entitled within five (5) Business Days after the receipt of the refund.

Section 2.7 Carrybacks. To the extent permitted by law, the CS&L Group shall elect to forego a carryback of any net operating losses, capital losses, or credits (including the election under section 172(b)(3) of the Code) from any Post-Closing Period to any Pre-Closing Period. If and to the extent that the CS&L Group is not permitted by applicable law to forego such carryback and requests in writing that WHI obtain a refund with respect to such carryback, then (a) WHI shall use commercially reasonable efforts to obtain a refund with respect to such carryback (including by filing an amended Tax Return) and (b) to the extent that WHI receives a refund of Taxes (including interest received thereon) attributable to such carryback, WHI shall pay such refund to CS&L. WHI shall be entitled to reduce the amount of any such refund for its reasonable out-of-pocket costs and expenses incurred in connection with such refund, including any Taxes on receipt of such refund or interest thereon.

Section 2.8 Tax Attributes. The Parties acknowledge that CS&L intends to qualify as a real estate investment trust within the meaning of Sections 856 through 860 of the Code (a “REIT”) for the tax year ending December 31, 2015 and thereafter. As soon as reasonably practicable following the Distribution Date, and, in any event, at least 90 calendar days before the due date (including extensions) of the federal income Tax Return for the CS&L Group for the tax year ending December 31, 2015, WHI shall provide CS&L with its calculation of the Tax Attributes associated with the CS&L Group and the Tax bases of the assets and liabilities transferred to CS&L in connection with the Distributions for its review and comment, which calculation shall be in accordance with applicable law. WHI shall consider in good faith any reasonable comments to such calculation proposed by CS&L within thirty (30) days of CS&L’s receipt of such calculations and shall not unreasonably withhold incorporation of CS&L’s comments. To the extent the Parties are unable to resolve a dispute with respect to the calculations, and such dispute is with respect to an issue of law or fact, such dispute will be settled pursuant to the terms of Section 2.10 of this Agreement. Unless and until there has been a Final Determination to the contrary, all Tax Returns of or that include CS&L, WHI, or any of their respective Subsidiaries shall be prepared in a manner that is consistent with the determination of the allocation of Tax Attributes pursuant to this Section 2.8.

Section 2.9 Amended Returns. Without the prior written consent of WHI, which consent shall not be unreasonably withheld, conditioned or delayed, CS&L shall not, and shall not permit any member of the CS&L Group to, file any amended Tax Return that includes any member of the WHI Group.

Section 2.10 Dispute Resolution. Subject to the final sentence of this Section 2.10, the Parties shall attempt in good faith to resolve any disagreement arising with respect to this Agreement, including any dispute in connection with a claim by a third party (a “Dispute”). Either Party may give the other Party written notice of any Dispute not resolved in the normal course of business. Subject to the final sentence of this Section 2.10, if the Parties cannot agree within thirty (30) Business Day following the date on which one Party gives such notice (the “Dispute Date”), then the Dispute shall be referred to a Tax Advisor acceptable to each of the Parties to act as an arbitrator in order to resolve the dispute. If the Parties are unable to agree upon a Tax Advisor within fifteen (15) days, the Tax Advisor selected by WHI and the Tax Advisor selected by CS&L shall jointly select a Tax Advisor that will resolve the dispute. Such Tax Advisor shall be empowered to resolve the Dispute, including by engaging nationally recognized accounting and other experts. The Tax Advisor shall furnish written notice to the Parties of its resolution of such Dispute as soon as practicable, but in no event later than forty-five (45) Business Days after its acceptance of the matter for resolution. Any such resolution by the Tax Advisor will be conclusive and binding on the Parties. Each of WHI and CS&L shall bear 50% of the aggregate expenses of the Tax Advisor. Notwithstanding the foregoing, this provision shall not apply to any Dispute related to liability for, or an indemnification obligation with respect to, any Distribution Taxes.

ARTICLE III

REPRESENTATIONS AND COVENANTS

Section 3.1 Compliance with the Ruling Request, the Rulings and Tax Opinions.

(a) WHI hereby represents and warrants that (i) it has examined (or upon receipt will examine) the Tax Materials and (ii) the facts presented and representations made therein, to the extent descriptive of or otherwise relating to WHI or any of its Affiliates (including the CS&L Group), are or will be from the time presented or made through and including the Distribution Date true, correct, and complete in all material respects. WHI hereby confirms and agrees to comply (or to cause its Subsidiaries, including the CS&L Group for periods through and including the Distribution Date, to comply) with any and all covenants and agreements in the Tax Materials made by any member of the WHI Group.

(b) CS&L hereby represents and warrants that (i) it has examined (or upon receipt will examine) the Tax Materials and (ii) the facts presented therein, to the extent descriptive of or relating to the intent, action, or non-action of the CS&L Group as of or following the Distribution Date, will be true, correct, and complete in all material respects, and (iii) the representations made therein, to the extent made by any member of the CS&L Group, are or will be from the time presented or made through and including the Distribution Date true, correct, and complete in all material respects. CS&L hereby confirms and agrees to comply (or to cause the members of the CS&L Group to comply) with any and all covenants and agreements in the Tax Materials made by any member of the CS&L Group.

Section 3.2 Covenants.

(a) From and after the Distribution Date, WHI shall not, and shall not permit any member of the WHI Group (but, for avoidance of doubt, not including the CS&L Group) to, take any Disqualifying Action.

(b) Except as otherwise provided in this Section 3.2, until the expiration of the Restricted Period, CS&L shall not, and shall not permit any member of the CS&L Group to, take a Potential Disqualifying Action.

(c) Until the expiration of the Restricted Period, CS&L shall not enter into (or permit any member of the CS&L Group to enter into) any agreement, understanding or arrangement or any substantial negotiations with respect to any transaction (including a merger to which CS&L is a party) involving the acquisition (including by any member of the CS&L Group) of capital stock of CS&L, and CS&L shall not issue any additional shares of capital stock or transfer or modify any options, warrants, convertible obligations or other instrument that provides for the right or possibility to issue, redeem or transfer any shares of capital stock of CS&L (or enter into any agreement, understanding, arrangement or any substantial negotiations with respect to any such issuance, transfer or modification), except to the extent that all such agreements, understandings, arrangements, substantial negotiations and other issuances, taken together, do not involve a direct or indirect acquisition by any Person or Persons of a “50 percent or greater interest” in CS&L within the meaning of section 355(d)(4) of the Code. Notwithstanding the foregoing:

(i) CS&L may issue additional shares of common stock of CS&L to a person in a transaction to which section 83 or section 421(a) or (b) of the Code applies (or options to acquire stock in such a transaction) in connection with the person’s performance of services as an employee, director or independent contractor of any member of the CS&L Group or any other person that is related to CS&L under section 355(d)(7)(A) of the Code or a corporation the assets of which CS&L or a member of the CS&L Group acquires in a reorganization under section 368 of the Code, provided that such stock is not excessive by reference to the services performed by such person and such person or a coordinating group of which the person is a member will not be a controlling shareholder or a ten-percent shareholder of CS&L (within the meaning of sections 1.355-7(h)(3) and (8) of the Treasury Regulations) immediately after the issuance of such common stock; and

(ii) CS&L may issue additional shares of common stock of CS&L to a retirement plan of CS&L or any other person that is treated as the same employer as CS&L under section 414(b), (c), (m), or (o) of the Code that qualifies under section 401(a) or 403(a) of the Code, provided that the stock acquired by all of the qualified plans of CS&L and such other persons during the four-year period beginning two years before the Distribution Date does not, in the aggregate, represent more than ten percent of the total combined voting power of all classes of stock of CS&L entitled to vote or more than ten percent of the total value of shares of all classes of stock of CS&L.

(d) Until the expiration of the Restricted Period, CS&L shall continue and cause to be continued the active conduct (as defined in section 355(b)(2) of the Code and the Treasury Regulations promulgated thereunder) of the Consumer CLEC Business, taking into account section 355(b)(3) of the Code.

(e) Until the expiration of the Restricted Period, CS&L shall not voluntarily dissolve, liquidate, merge or consolidate with any other person, unless, in the case of a merger or consolidation, CS&L is the survivor of the merger or consolidation.

(f) Until the expiration of the Restricted Period, CS&L shall not redeem or otherwise repurchase (directly or through an Affiliate) any stock, or rights to acquire stock, except to the extent such repurchases satisfy section 4.05(1)(b) of Revenue Procedure 96-30 (as in effect prior to the amendment of such Revenue Procedure by Revenue Procedure 2003-48 and Revenue Procedure 2013-32).

(g) Neither CS&L nor any member of the CS&L Group (including the Operating Partnership) shall take any action with respect to the CS&L Debt Securities that might result in their failing to qualify as “securities” of CS&L, within the meaning of section 361, for purposes of the Internal Distribution and the Debt Exchange.

(h) Notwithstanding the foregoing, the provisions of this Section 3.2 shall not prohibit CS&L or any member of the CS&L Group from implementing any action or transaction (including a Potential Disqualifying Action) if (i) the IRS has granted a favorable ruling to WHI or CS&L that such action would not alter the Tax-Free Status of the Transactions, (ii) CS&L has delivered to WHI an Unqualified Tax Opinion, in form and substance reasonably acceptable to WHI, with respect to such action or transaction, or (iii) WHI has waived in writing the requirement to obtain such ruling or Unqualified Tax Opinion with respect to such action or transaction. Within 10 Business Days of the receipt by WHI of a draft of an Unqualified Tax Opinion, WHI shall inform CS&L in writing of whether such Unqualified Tax Opinion is reasonably acceptable to it and, to the extent unacceptable, shall inform CS&L with reasonable specificity of the reasons therefor. If CS&L notifies WHI that it desires to seek a ruling from the IRS or an Unqualified Tax Opinion with respect to such an action or transaction, WHI shall cooperate with CS&L and use its commercially reasonable efforts to assist CS&L in obtaining such a ruling from the IRS or an Unqualified Tax Opinion. CS&L shall reimburse WHI for all reasonable out-of-pocket costs and expenses incurred by the WHI Group in assisting CS&L in obtaining a ruling or Unqualified Tax Opinion within ten (10) days after receiving an invoice from WHI therefor.

ARTICLE IV

PAYMENTS

Section 4.1 Payments. Except as otherwise provided herein, payments due under this Agreement shall be made no later than ten (10) Business Days after (i) the receipt or crediting of a refund or (ii) the delivery of notice of payment of a Tax for which the other Party is responsible under this Agreement, in each case by wire transfer of immediately available funds to an account designated by the Party entitled to such payment. Payments due hereunder, but not made within such period, shall be accompanied by simple interest at a rate of ten (10) percent.

Section 4.2 Treatment of Payments. The Parties agree that any payment made between the Parties pursuant to this Agreement or the Distributing and Separation Agreement with respect to a Pre-Closing Period or as a result of an event or action occurring in a Pre-Closing Period shall be treated, to the extent permitted by law, for all Tax purposes as a distribution from or a capital contribution to CS&L made immediately prior to the Distributions. If the receipt or accrual of any such payment that is an indemnification payment results in Taxable income (including an increase in the amount of any gain or other income recognized on the Distributions) to the recipient thereof, such payment shall be increased so that, after the payment of any Taxes with respect to the payment, the recipient thereof shall have realized the same net amount it would have realized had the payment not resulted in Taxable income.

Section 4.3 Notice. The Parties shall give each other prompt written notice of any payment that may be due to the provider of such notice under this Agreement.

Section 4.4 CS&L REIT Status. In the event that CS&L determines that any payment provided for under this Agreement could reasonably be expected to give rise to a successful challenge to CS&L’s status as a REIT, then WHI shall remit such payment in accordance with reasonable written instructions provided by CS&L no less ten (10) Business Days before such payment is to be made.

ARTICLE V

TAX CONTESTS

Section 5.1 Notice of Tax Contests. CS&L shall promptly notify WHI in writing upon receipt by CS&L or any member of the CS&L Group of a written communication from any Taxing Authority with respect to any Tax Contest concerning any Tax Return or otherwise concerning Taxes for which WHI may be liable under this Agreement. WHI shall promptly notify CS&L in writing upon receipt by WHI or any member of the WHI Group of a written communication from any Taxing Authority with respect to any Tax Contest concerning any Tax Return or otherwise concerning Taxes for which CS&L may be liable under this Agreement.

Section 5.2 Control of Contest by WHI. Except as provided in Section 5.4, WHI shall have the sole responsibility and control over the handling of any Tax Contest, including the exclusive right to communicate with agents of the Taxing Authority, involving (a) any Pre-Closing Period Tax Return of CS&L or any member of the CS&L Group or otherwise relating to the Assigned Assets or Assumed Liabilities for a Pre-Closing Period or (b) any Straddle Period Tax Return of CS&L or any member of the CS&L Group or otherwise relating to the Assigned Assets or Assumed Liabilities for a Straddle Period, to the extent that the Tax Contest relates only to the Pre-Closing Period portion of such Straddle Period. Upon CS&L’s request, CS&L shall be allowed to participate in, but not to control, at CS&L’s expense, the handling of any such Tax Contest with respect to any item that may affect CS&L’s liability for Taxes pursuant to this Agreement. WHI shall not settle or concede any such Tax Contest with respect to any item in excess of $50,000 for which CS&L is liable hereunder without the prior written consent of CS&L, which consent shall not be unreasonably withheld, delayed, or conditioned.

Section 5.3 Control of Contest by CS&L. Except as provided in Section 5.4, CS&L shall have the sole responsibility and control over the handling of any Tax Contest, including the exclusive right to communicate with agents of the Taxing Authority, involving any Tax Return that includes CS&L or any member of the CS&L Group or otherwise relates to the Assigned Assets or Assumed Liabilities not described in Section 5.2. Upon WHI’s request, WHI shall be allowed to participate in, but not to control, at WHI’s expense, the handling of any such Tax Contest with respect to any item that may affect the liability of WHI hereunder. CS&L shall not settle or concede any such Tax Contest with respect to any item in excess of $50,000 for which WHI is liable hereunder without the prior written consent of WHI, which consent shall not be unreasonably withheld, delayed, or conditioned.

Section 5.4 Joint Control of Certain Tax Contests. WHI and CS&L shall jointly control, and shall cooperate in good faith in, the handing of any Tax Contest that relates to (i) any potential Distribution Disqualification or any Distribution Taxes for which CS&L may be obligated to provide indemnification hereunder or (ii) any Straddle Period Tax Return, if the Tax Contest relates both to the Pre-Closing Period portion and to the Post-Closing Period portion of the Straddle Period. WHI and CS&L shall exercise their rights to jointly control the defense of any such Tax Contest solely for the purpose of defeating such Tax Contest. If either WHI or CS&L fails to jointly defend any such Tax Contest, then the other party shall solely defend such Tax Contest and the party failing to jointly defend shall use reasonable best efforts to cooperate with the other party in its defense of such Tax Contest. WHI and CS&L shall each pay its own expenses related to the handling of any such Tax Contest.

ARTICLE VI

COOPERATION

Section 6.1 General. Each Party shall, and shall cause all of such Party’s Subsidiaries and, to the extent capable of so doing, Affiliates to, fully cooperate with the other Party in connection with the preparation and filing of any Tax Return or the conduct of any Tax Contest (including, where appropriate or necessary, providing a power of attorney) concerning any issues or any other matter contemplated under this Agreement. Each Party shall make its employees and facilities available on a mutually convenient basis to facilitate such cooperation.

Section 6.2 Consistent Treatment. Unless and until there has been a Final Determination to the contrary, each Party agrees (a) to treat the Reorganization, taken together with the Distributions, the Debt Exchange and the Debt-for-Equity Exchange, as a tax-free reorganization under section 368(a)(1)(D) of the Code and the External Distribution as a tax-free distribution of the CS&L Common Stock under section 355(a) of the Code, and (b) not to take any position on any Tax Return or in connection with any Tax Contest that is inconsistent with (i) the allocation of Taxes and Tax Attributes hereunder, or (ii) this Agreement, the Separation and Distribution Agreement, or the Tax Materials.

ARTICLE VII

RETENTION OF RECORDS; ACCESS

Section 7.1 Retention of Records; Access. The Parties shall (a) retain records, documents, accounting data, and other information (including computer data) necessary for the preparation and filing of all Tax Returns in respect of Taxes of either the WHI Group or the CS&L Group for any Taxable period, or for any Tax Contests relating to such Tax Returns, and (b) give to the other Party reasonable access to such records, documents, accounting data, and other information (including computer data) and to its personnel (insuring their cooperation) and premises, for the purpose of the review or audit of such Tax Returns to the extent relevant to an obligation or liability of a Party under this Agreement or for purposes of the preparation or filing of any such Tax Return, the conduct of any Tax Contest or any other matter reasonably and in good faith related to the Tax affairs of the requesting Party. At any time after the Distribution Date that WHI or any member of the WHI Group proposes to destroy such material or information, WHI shall first notify CS&L in writing and CS&L shall be entitled to receive such materials or information proposed to be destroyed. At any time after the Distribution Date that CS&L or any member of the CS&L Group proposes to destroy such material or information, CS&L shall first notify WHI in writing and WHI shall be entitled to receive such materials or information proposed to be destroyed.

Section 7.2 Confidentiality; Ownership of Information; Privileged Information. The provisions of Section 8.2(b) of the Separation and Distribution Agreement relating to confidentiality of information, ownership of information, privileged information, and related matters shall apply with equal force to any records and information prepared and shared by and among the Parties in carrying out the intent of this Agreement.

Section 7.3 Continuation of Retention of Information, Access Obligations. The obligations set forth above in Section 7.1 and Section 7.2 shall continue until the longer of (a) the time of a Final Determination or (b) expiration of all applicable statutes of limitations to which the records and information relate. For purposes of the preceding sentence, each Party shall assume that no applicable statute of limitations has expired unless such Party has received notification or otherwise has actual knowledge that such statute of limitations has expired.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

Section 8.1 Complete Agreement; Construction. This Agreement shall constitute the entire agreement among the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

Section 8.2 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.

Section 8.3 Survival of Agreements. Notwithstanding any other provision of this Agreement to the contrary, all representations, covenants and obligations contained in this Agreement shall survive until the expiration of the applicable statute of limitations with respect to any such matter (including extensions thereof).

Section 8.4 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered personally, by facsimile (with confirming copy sent by one of the other delivery methods specified herein), by overnight courier or sent by certified, registered or express air mail, postage prepaid, and shall be deemed given when so delivered personally, or when so received by facsimile or courier, or, if mailed, three (3) calendar days after the date of mailing, as follows:

If to WHI:	Windstream Holdings, Inc. 4001 Rodney Parham Road Little Rock, AR, 72212 Facsimile: (501) 748-7400 Attention: Willis Kemp

with a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Facsimile: (917) 777-2000 Attention: Pamela Lawrence Endreny

If to CS&L:	Communications Sales & Leasing, Inc. 10802 Executive Center Drive Benton Building Suite 300 Little Rock, AR 72211 Attention: Kenny Gunderman

with a copy to:	Bryan Cave LLP One Metropolitan Square, Suite 3600 211 N. Broadway St. Louis, MO 63102 Facsimile: (314) 259-2020 Attention: Steven Baumer

or to such other address and with such other copies as any Party hereto shall notify the other Parties hereto (as provided above) from time to time.

Section 8.5 Waivers. The failure of any Party to require strict performance by the other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof.

Section 8.6 Amendment and Modification. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

Section 8.7 Assignment; Successors and Assigns; No Third Party Rights. This Agreement may not be assigned by any Party hereto without the prior written consent of the other Parties hereto, and any attempted assignment shall be null and void. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall be for the sole benefit of the Parties hereto, and their respective successors and permitted assigns, and is not intended, nor shall be construed, to give any Person, other than the Parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit, remedy or claim hereunder.

Section 8.8 No Strict Construction. WHI and CS&L each acknowledge that this Agreement has been prepared jointly by the Parties hereto and shall not be strictly construed against any Party hereto.

Section 8.9 Application to Present and Future Subsidiaries. This Agreement is being entered into by the Parties on behalf of themselves and their respective Subsidiaries. This Agreement shall constitute a direct obligation of each such entity and shall be deemed to have been readopted and affirmed on behalf of any entity that becomes a Subsidiary of any Party to this Agreement in the future.

Section 8.10 Titles and Headings. The headings and table of contents in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

Section 8.11 Exhibits and Schedules. The exhibits and schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

Section 8.12 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware. Each of the Parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for any district within such state for the purpose of any Action or judgment relating to or arising out of this Agreement or any of the transactions contemplated hereby and to the laying of venue in such court. Service of process in connection with any such Action may be served on each Party hereto by the same methods as are specified for the giving of notices under this Agreement. Each Party hereto irrevocably and unconditionally waives and agrees not to plead or claim any objection to the laying of venue of any such Action brought in such courts and irrevocably and unconditionally waives any claim that any such Action brought in any such court has been brought in an inconvenient forum.

Section 8.13 Severability. If any term, provisions, covenant, or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Windstream Holdings, Inc.

By:	/s/ Tony Thomas
	Name:	Tony Thomas
	Title:	President & CEO

Windstream Services, LLC

By:	/s/ Tony Thomas
	Name:	Tony Thomas
	Title:	President & CEO

Communications Sales & Leasing, Inc.

By:	/s/ Kenneth A. Gunderman
	Name:	Kenneth A. Gunderman
	Title:	President & CEO